OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024 (MM/DD/YY) AND ENDING 06/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DCMB Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1700 West Loop South, Suite 450
(No. and Street)

Houston	TX	77027
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marie Katz	917 733-6503	mkatz@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave., Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Donovan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DCMB Securities, LLC _____, as of 6/30 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Paul Ngo
My Commission Expires
6/2/2028
Notary ID134927392

Signature:

Title:
President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DCMB Securities, LLC

Financial Statement and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

June 30, 2025

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | Certified Public Accountants | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of DCMB Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DCMB Securities, LLC as of June 30, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of DCMB Securities, LLC as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DCMB Securities, LLC's management. Our responsibility is to express an opinion on DCMB Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DCMB Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as DCMB Securities, LLC's auditor since 2016.

Maitland, Florida

September 26, 2025

DCMB SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2025

Assets		
Cash	$	36,373
Total Assets	$	36,373
Liabilities and Member's Equity		
Accounts payable and other accrued expenses	$	21,917
Total Liabilities		21,917
Member's Equity		14,456
Total Liabilities and Member's Equity	$	36,373

The accompanying notes are an integral part of this financial statement.

DCMB SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2025

1. Nature of Business

DCMB Securities, LLC (the Company), was organized in November 2007 as a single member Texas limited liability company. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Firm is not claiming an exemption from 17 C.F.R. § 240. 15c3-3. The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34- 70073. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(l), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

Under the exemptive provisions of footnote 74, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's operations consist primarily as a broker and/or placement agent in private placements of securities and merger and acquisition services to institutions located in Texas. The Company is located in Houston Texas.

2. Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. As of the statement of financial condition date, and periodically throughout the year, the Company has maintained balances in accounts in excess of federally insured limits.

See Report of Independent Registered Public Accounting Firm.

3

Revenue from Contracts with Customers

Revenues from contracts with customers are composed of investment banking fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. There are no advances at June 30, 2025.

Revenue Recognition

Significant Judgments
Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Taxable income or loss of the Company is includable in the income tax return of the Member; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Company is subject to Texas state tax.

The federal and state income tax returns of the Company for 2024, 2023 and 2022 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

3. **Net Capital Requirements**

The Company is subject to the SEC uniform net capital rule (SEC Rule I 5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-I also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net

See Report of Independent Registered Public Accounting Firm.

ratio would exceed 10 to 1. At June 30, 2025, the Company had net capital of $14,456 which was $9,456 in excess of its required net capital of $5,000. Aggregated indebtedness to net capital was 1.56 to 1 for 2025.

4. **Related Party Transactions/Concentration of Revenue and Services**

The Company has an Expense Sharing and Management Fee Agreement (Agreement) with a related party company, effective September 1, 2014, revised May 2022, June 2023 and November 2023. The Agreement may be terminated by either party with a one-month notice. Under the Agreement, the related party company is to provide office space, personal property and utilities. The fee under the Agreement is $100,000 a month, was decreased in June 2023 to $20,000 a month and decreased to $2,000 a month in October 2023 and represents the allocable share of the services provided by the related party company. Expenses incurred under this Agreement totaled $24,000 during the year. There is an amount due of $8,000 to the related party as of June 30, 2025.

5. **Commitments and Contingencies**

The Company does not have any commitments or contingencies.

6. **Segment Reporting**

The accounting policies for this segment are the same as those described in NOTE 2, Significant Accounting Policies. The Company's Chief Executive Officer assesses performance for the different segments and decides allocation of resources based on net income as reported on the income statement and segment assets as reported as total assets on the balance sheet. There is only one segment used.

The Company's Chief Executive Officer uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into this segment or other areas, such paying distributions.

7. **Company Conditions**

The Company had a loss of $90,645 for the year ending June 30, 2025. The Company's stockholder has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. The stockholder has the financial wherewithal to continue contributing, as required.

8. **Subsequent Events**

Management has evaluated the Company's subsequent events and transactions that occurred through the date which the financial statements were available to be issued and determined the Company has no events and transactions occurring subsequent through the date of the audit.

See Report of Independent Registered Public Accounting Firm.